Exhibit (a)(5)(v)
FOR IMMEDIATE RELEASE
June 13, 2007
LIBERTY MEDIA ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER
Liberty Media Corporation (Nasdaq: LINTA) (“Liberty”) announced today the expiration of its Dutch auction self-tender offer to purchase up to 19,417,476 shares of its Liberty Interactive Series A common stock. The tender offer expired at 5:00 p.m., New York City time, on June 12, 2007.
Based on the preliminary tabulation by the depositary, the tender offer was oversubscribed and the purchase price for the tender offer is $25.05 per share.
Because the tender offer was oversubscribed, the number of LINTA shares that Liberty will purchase from each stockholder that tendered LINTA shares within the purchase price range for the tender offer will be pro-rated, subject to the odd-lot and conditional tender provisions of the tender offer. After the depositary verifies the actual number of LINTA shares validly tendered and not withdrawn, including shares tendered pursuant to guaranteed delivery procedures, and the purchase price at which such LINTA shares were tendered, Liberty will promptly announce the actual number of LINTA shares tendered and not withdrawn, the proration factor applicable to the tender offer and the purchase price for LINTA shares properly tendered and not withdrawn. Promptly after such announcement, the depositary will issue payment for the LINTA shares validly tendered and accepted for purchase under the tender offer and will return all other LINTA shares tendered. It is currently expected that the final proration factor and the final purchase price, in each case, applicable for the tender offer, will be announced on or about June 19, 2007 and that payment for all LINTA shares purchased will be made promptly thereafter.
The information agent for the tender offers is D. F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (888) 628-1041.
About Liberty Media Corporation
Liberty Media Corporation owns interests in a broad range of electronic retailing, media, communications and entertainment businesses. Those interests are attributed to two tracking stock groups: the Liberty Interactive group, which includes Liberty’s interests in QVC, Provide Commerce, IAC/InterActiveCorp, and Expedia, and the Liberty Capital group, which includes Liberty’s interests in Starz Entertainment, News Corporation, and Time Warner. For more information, please see www.libertymedia.com.
Contact:
Liberty Media
John Orr (720) 875-5622